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SECURIT[illegible] 03053008 [illegible]SSION
Washington, D.C. [illegible]

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 53411

RECEIVED MAR 28 2003 187

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-01-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PORT FINANCIAL, LLC

OFFICIAL USE ONLY — FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

62 WESTON ROAD (No. and Street)

Westport (City) CT (State) 06880 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRENT E. HIPPERT 443-541-8400 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dylewsky, Goldberg & Brenner, LLC (Name – *if individual, state last, first, middle name*)

30 OAK ST (Address) Stamford (City) CT (State) 06905 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 28 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brent E. Hippert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Port Financial, LLC, as of 12-31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53411

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-01-02 AND ENDING 12-31-02
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

PORT FINANCIAL, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2002

DYLEWSKY, GOLDBERG & BRENNER, LLC
CERTIFIED PUBLIC ACCOUNTANTS

PORT FINANCIAL, LLC

TABLE OF CONTENTS



Dylewsky, Goldberg & Brenner, LLC
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members
Port Financial, LLC

We have audited the accompanying balance sheet of Port Financial, LLC as of December 31, 2002, and the related statements of income and changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Port Financial, LLC as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming and opinion on the basic financial statements taken as a whole. The information contained in the Other Financial Information section is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dylewsky, Goldberg + Brenner, LLC

Dylewsky, Goldberg & Brenner, LLC

March 15, 2002

30 Oak Street, Stamford, Connecticut 06905-5310 203-975-8830 [TEL] 203-323-7123 [FAX] info@dgbcpas.com

PORT FINANCIAL, LLC
BALANCE SHEET
DECEMBER 31, 2002

ASSETS

Current Assets	
Cash	$ 29,363
Marketable securities, at market value	4,861
Total Current Assets	34,224
Other Assets	
Startup costs, net of accumulated amortization	2,804
	$ 37,028

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities	
Accounts payable and accrued expenses	$ 15,222
Members' Equity	21,806
	$ 37,028

See auditors' report and notes to financial statements.

PORT FINANCIAL, LLC
STATEMENT OF INCOME AND CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2002

Revenue	
Commissions	$ 120,317
Investment loss	(12,386)
Total Revenue	107,931
Expenses	
Professional and other fees	25,311
Regulatory fees	12,502
Travel and entertainment	13,132
Amortization	497
Professional development	2,220
Office expense	9,842
Total Expenses	63,504
NET INCOME	44,427
Members' equity - beginning of year	88,544
Contributions by member	30,104
Less: distributions to member	(141,269)
Members' equity - end of year	$ 21,806

See auditors' report and notes to financial statements.

PORT FINANCIAL, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 44,427
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Amortization	497
Loss on investments	13,235
Changes in Operating Assets and Liabilities:	
Proceeds from sale of trading securities	21,494
Startup costs	(3,299)
Accounts payable and accrued expenses	15,800
Total Adjustments	47,727
Net Cash Provided by Operating Activities	92,154
CASH FLOWS FROM FINANCING ACTIVITIES	
Member contributions	30,104
Member distributions	(141,269)
Net Cash Used by Financing Activities	(111,165)
NET DECREASE IN CASH AND EQUIVALENTS	(19,011)
Cash and equivalents - beginning of year	48,374
Cash and equivalents – end of year	$ 29,363

See auditors' report and notes to financial statements.

PORT FINANCIAL, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Reporting Entity
Port Financial, LLC (the "Company"), a Connecticut limited liability company, operates as a registered broker and dealer of securities and investment products and is a member of the National Association of Securities Dealers (NASD). The Company is licensed to operate in New York, Connecticut, and Florida.

Accounting Basis
The accompanying financial statements have been prepared on the accrual basis of accounting.

Securities Transactions
Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Valuation of Investments
Marketable equity securities are accounted for as trading securities and are stated at market value with unrealized gains and losses accounted for in current income.

Income Taxes
The Company is treated as a sole proprietorship for federal and state income tax purposes and does not incur income taxes. Instead, the net income or loss along with related tax attributes are included on the personal income tax returns of the member and taxed accordingly. Therefore, the financial statements do not reflect a provision for income taxes.

Cash and Equivalents
For the purposes of the Statement of Cash Flows, the Company considers all highly liquid investments with original maturities of three months or less that are not held for sale in the ordinary course of business to be cash equivalents.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Startup Costs
Startup costs are stated at cost, less accumulated amortization. Amortization is provided on the straight-line basis over sixty months.

PORT FINANCIAL, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 2 INVESTMENTS

The investment portfolio, held for trading purposes, was comprised of the following at December 31, 2002:

	COST	FAIR VALUE	HOLDING GAIN (LOSS)
Equities	$ 5,419	$ 2,296	$(3,123)
Real Estate Investment Trusts	2,491	2,565	74
Total	$ 7,910	$ 4,861	$(3,049)

NOTE 3 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital. The rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2002, the Company had net capital of $18,187, which was $13,187 in excess of its required net capital of $5,000.

NOTE 4 RELATED PARTIES

The Company is provided office space and administrative support from its sole member.

OTHER FINANCIAL INFORMATION

PORT FINANCIAL, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

Total Members' Equity	$ 21,806
Less: members' equity not allowable for net capital	(2,804)
Total Members' Equity Qualifying for Net Capital	19,002
Add: liabilities subordinated to claims of general creditors allowable in computation of net capital	0
Total Capital and Allowable	19,002
Less: deductions and charges not allowable for net capital	815
Net Capital before Haircuts on Securities Positions	18,187
Less: haircuts on securities positions	0
Net Capital	$ 18,187

PORT FINANCIAL, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO SEC RULE 15C 3-3
DECEMBER 31, 2002

AGGREGATE INDEBTEDNESS

Total liabilities	$ 15,222
Less: non-aggregate liabilities	0
Total aggregate indebtedness	$ 15,222

NET CAPITAL REQUIREMENT

Minimum net capital, 6.67% of aggregate indebtedness	$ 1,015
Minimum dollar net capital	$ 5,000
Net capital requirement, greater of (1) or (2) above	$ 5,000

PORT FINANCIAL, LLC
RECONCILIATIONS
DECEMBER 31, 2002

Computation of Net Capital under SEC Rule 15c3-1

There were no material differences in the computation of net capital on the Focus Report and the audited financial statements.

Computation of Determination of the Reserve Requirements under Exhibit A of 15c3-3

There were no material differences in the computation for determination of the reserve requirements on the Focus Report and the audited financial statements.

PORT FINANCIAL, LLC
RECONCILIATION OF STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

There were no material changes between the unaudited and audited statements of financial condition.

PORT FINANCIAL, LLC
REPORT ON MATERIAL INADEQUACIES
DECEMBER 31, 2002

There were no material inadequacies found to exist or found to have existed since the date of the previous audit.